     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997


                                                      REGISTRATION NO. 333-31907

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            ENERGY WEST INCORPORATED

             (Exact name of registrant as specified in its charter)

               MONTANA                                  81-0141785
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                Identification Number)

                            ENERGY WEST INCORPORATED
                              1 FIRST AVENUE SOUTH
                           GREAT FALLS, MONTANA 59401
                                 (406) 791-7500

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

             LARRY D. GESKE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ENERGY WEST INCORPORATED
                              1 FIRST AVENUE SOUTH
                           GREAT FALLS, MONTANA 59401
                                 (406) 791-7500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         JOHN C. ALLEN, ESQ.                      JACK W. MANNING, ESQ.
          Corporate Counsel                        Dorsey & Whitney LLP
       Energy West Incorporated                    8 Third Street North
         1 First Avenue South                   Great Falls, Montana 59401
      Great Falls, Montana 59401                      (406) 727-3632
            (406) 791-7503

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                           PROPOSED             PROPOSED
                 TITLE OF EACH                        PROPOSED              MAXIMUM              MAXIMUM             AMOUNT OF
              CLASS OF SECURITIES                   AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
               TO BE REGISTERED                     REGISTERED(1)         PER UNIT(1)       OFFERING PRICE(1)         FEE(2)
  % Notes due June 1, 2012.....................      $8,000,000              100%              $8,000,000             $2,424


(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457.


(2) Previously paid.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1997


                                   $8,000,000

                            ENERGY WEST INCORPORATED

                             % NOTES DUE JUNE 1, 2012

                               ------------------

    Energy West Incorporated (the "Company") is offering hereby $8,000,000 in
original principal amount of its    % Notes due June 1, 2012 (the "Notes").
Interest on the Notes is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 1997. All principal amount of Notes then outstanding, plus accrued interest, will be due and payable on June 1, 2012. At the option of the Company, the Notes are redeemable, in whole or in part, on or after June 1, 2002, at the redemption prices set forth herein, plus accrued interest to the date of redemption. There will be no sinking fund for the redemption of the Notes. See "Description of Notes."

    There is no market for the Notes and no assurance that one will develop. The Company does not intend to list the Notes for trading on any national securities exchange.

    The Notes will initially be issued and represented solely by one or more certificates that will be registered in the name of the nominee of The Depository Trust Company or any successor depository (the "Depository"), and such nominee will be the sole record holder of the Notes. An owner of an interest in the Notes (a "Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Notes will be recorded on the records of the Depository's participants, in integral multiples of $1,000, and shall entitle the Beneficial Owner to certain rights which may be exercised only through the Depository and the Depository's book-entry system. See "Description of Notes--Book-Entry Only System." At the option of the personal representative or surviving joint tenant(s) of a deceased Beneficial Owner, interests in the Notes are redeemable at 100% of their principal amount plus accrued interest, subject to certain conditions and limitations described herein. See "Description of the Notes--Limited Right of Redemption in the Event of the Death of a Beneficial Owner."


    This Prospectus is accompanied by the Company's Annual Report on Form 10-KA/1 for the fiscal year ended June 30, 1996 and Quarterly Report on Form 10-QA for the quarter ended March 31, 1997, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PRICE TO           UNDERWRITING          PROCEEDS TO
                                                               PUBLIC             DISCOUNT(1)          COMPANY(2)
Per Note...............................................         100%                   %                    %
Total..................................................      $8,000,000                $                    $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of this offering payable by the Company estimated at $105,000.

                            ------------------------

    The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. The Notes will bear interest from the date of delivery to the Underwriters, which is expected to be
on or about August   , 1997.


D.A. Davidson & Co.                                  Edward D. Jones & Co., L.P.


               THE DATE OF THIS PROSPECTUS IS            , 1997.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10007 and 1400 Northwestern Atrium Center, 500 Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants; the address of this site is http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.



    The Company has filed a registration statement on Form S-2 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference in this Prospectus the following documents filed with the Commission (File No. 0-14183):


    (1) The Company's Annual Report on Form 10-KA/1 for the fiscal year ended June 30, 1996.



    (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996 and the Company's Quarterly Report on Form 10-QA for the quarter ended March 31, 1997.


    (3) All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above or elsewhere herein which have been incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates by reference). Written requests for such copies should be directed to William J. Quast, Energy West Incorporated, P. O. Box 2229, Great Falls, Montana 59403-2229, telephone number (406) 791-7500.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Prospectus and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer, the words or phrases "believes," "anticipates," "expects," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. In light of this, the Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances after the date of such statements. Readers are urged carefully to review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission, all of which attempt to advise interested parties of the risks and factors that may affect the Company's business. Factors that might cause such differences include, but are not limited to, the following: a deterioration in economic conditions in either of the Company's primary service areas (the Great Falls, Montana metropolitan area and the Cody, Wyoming metropolitan area); the failure to obtain adequate rate increases for regulated operations, when requested, in a timely fashion or at all; the risk of adverse effects from the unbundling of utility services; and the impact of competition in those areas where the Company or its subsidiaries conduct regulated or unregulated business. The Company's forward-looking statements are qualified in their entirety by the cautions set forth more fully under the section entitled "The Company."

                               PROSPECTUS SUMMARY

    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN, AND THE FINANCIAL STATEMENTS INCLUDED IN AND INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES IN THIS PROSPECTUS TO THE COMPANY INCLUDE ENERGY WEST INCORPORATED AND ITS SUBSIDIARIES.

                                  THE COMPANY

    Energy West Incorporated is a regulated public utility, with certain non-utility operations conducted through its wholly-owned subsidiaries. In fiscal year 1996, the Company's regulated utility operations accounted for approximately 76% of revenues and 63% of earnings, with the Company's non-utility operations accounting for the balance of the Company's revenues and earnings.

    The Company's regulated utility operations primarily involve the distribution and sale of natural gas to the public in the Great Falls, Montana and Cody, Wyoming areas and the distribution of propane to the public through underground propane vapor systems in the Payson, Arizona and Cascade, Montana areas. Since 1995, the Company's regulated utility operations have also included the distribution of natural gas through an underground system in West Yellowstone, Montana that is supplied by liquified natural gas.


    The Company conducts certain non-regulated, non-utility operations through three wholly-owned subsidiaries, Rocky Mountain Fuels, Inc. ("RMF"), Energy West Resources ("EWR") and Montana Sun, Inc. ("Montana Sun"). RMF is engaged in the distribution of bulk propane in northwestern Wyoming and the Payson, Arizona and Cascade, Montana areas. EWR is principally involved in the marketing of gas and electricity in Montana. Montana Sun owns two real estate properties in Great Falls, Montana, along with certain other investments.


                                  THE OFFERING


SECURITIES OFFERED................  $8,000,000 aggregate principal amount of   % Notes due
                                    June 1, 2012. The Notes will be unsecured obligations of
                                    the Company.

INTEREST PAYMENT DATES............  Semi-annually, on each June 1 and December 1, commencing
                                    December 1, 1997.

COMPANY'S REDEMPTION
  PRIVILEGE.......................  At the Company's option, beginning June 1, 2002, the
                                    Notes may be redeemed prior to maturity, in whole or in
                                    part, at redemption prices declining from 103% to 100%,
                                    plus accrued interest.

LIMITED BENEFICIAL OWNER
  REDEMPTION RIGHT................  Redeemable following the death of a Beneficial Owner at
                                    100%, plus accrued interest, subject to certain
                                    limitations.

USE OF PROCEEDS...................  The net proceeds from the sale of the Notes offered hereby will be used to repay a portion of the Company's
                                    outstanding short-term indebtedness, which currently
                                    aggregates approximately $9.0 million incurred to
                                    finance, among other things, the construction of
                                    facilities in West Yellowstone, Montana (approximately
                                    $3.0 million) and to expand facilities in Payson,
                                    Arizona (approximately $2.5 million). See "Use of
                                    Proceeds."

TRUSTEE...........................  Norwest Bank Minnesota, National Association, in
                                    Minneapolis, Minnesota.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)(1)


                                        NINE MONTHS ENDED
                                            MARCH 31,                            YEARS ENDED JUNE 30,
                                      ----------------------  ----------------------------------------------------------
                                         1997        1996        1996        1995        1994        1993        1992
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENTS OF INCOME DATA:
  Total revenue.....................  $   34,175  $   25,687  $   31,318  $   30,548  $   29,347  $   27,629  $   22,951
  Total operating expenses..........      31,220      23,026      28,353      27,456      26,711      24,888      21,033
  Operating income..................       2,955       2,661       2,965       3,092       2,636       2,741       1,918
  Other income--net.................         332         142         215         175         199         139         113
  Income before interest charges and
    taxes...........................       3,287       2,803       3,180       3,267       2,835       2,880       2,031
  Total interest charges............       1,151         948       1,243         938         962         959         815
  Net income before income taxes....       2,136       1,855       1,937       2,329       1,873       1,921       1,216
  Income taxes......................         759         657         670         816         522         637         384
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income........................  $    1,377  $    1,198  $    1,267  $    1,513  $    1,351  $    1,284  $      832
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Earnings per common share.........        $.59        $.52         $55        $.68        $.61        $.59        $.39
  Dividends per common share........         .32         .30         .41         .39         .36         .32         .31
  Weighted average common shares
    outstanding.....................   2,353,541   2,288,870   2,298,734   2,235,413   2,205,050   2,171,448   2,159,092
    Ratio of earnings to fixed
      charges(2)....................        2.33        2.48        2.28        3.01        2.81        2.86        2.37
    Pro forma ratio of earnings to
      fixed charges(2)(3)...........        2.29


                                                                                            MARCH 31, 1997
                                                                            ----------------------------------------------
                                                                                    ACTUAL              AS ADJUSTED(3)
                                                                            ----------------------  ----------------------
BALANCE SHEET DATA AND CAPITALIZATION:
  Total current assets....................................................  $  13,965               $  13,965
  Total assets............................................................     44,132                  44,537
                                                                            ---------               ---------
                                                                            ---------               ---------
  Total current liabilities...............................................  $  15,997         36%       8,402         19%
  Deferred credits........................................................      6,109         14        6,109         13
  Long-term debt (less amounts due in one year)...........................      9,685         22       17,685         40
  Total stockholders' equity..............................................     12,341         28       12,341         28
                                                                            ---------        ---    ---------        ---
    Total capitalization and liabilities..................................  $  44,132        100%   $  44,537        100%
                                                                            ---------        ---    ---------        ---
                                                                            ---------        ---    ---------        ---

------------------------

(1) All share and per share data reflects a two-for-one stock split effective June 24, 1994.

(2) In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest and related amortization of discount and premium on long-term borrowings, interest on short-term borrowings, the implicit interest component of the rental cost of the Company's office facilities in Cody, Wyoming and Payson, Arizona. Ratios for March 31, 1997 and March 31, 1996 were computed using trailing twelve month data.


(3) As adjusted to reflect the sale of the Notes offered hereby at an assumed interest rate of 7.25% and the application of the net proceeds therefrom.

                                  THE COMPANY

GENERAL

    Energy West Incorporated (the "Company") is a regulated public utility, with certain non-utility operations conducted through its wholly-owned subsidiaries. In fiscal year 1996, the Company's regulated utility operations accounted for approximately 76% of revenues and 63% of earnings, with the Company's non-utility operations accounting for the balance of the Company's revenues and earnings.

    The Company's regulated utility operations primarily involve the distribution and sale of natural gas to the public in the Great Falls, Montana and Cody, Wyoming areas and the distribution of propane to the public through underground propane vapor systems in the Payson, Arizona and Cascade, Montana areas. Since 1995, the Company's regulated utility operations have also included the distribution of natural gas through an underground system in West Yellowstone, Montana that is supplied by liquified natural gas ("LNG").


    The Company conducts certain non-regulated, non-utility operations through three wholly-owned subsidiaries, Rocky Mountain Fuels, Inc. ("RMF"), Energy West Resources, Inc. ("EWR") and Montana Sun, Inc. ("Montana Sun"). RMF is engaged in the distribution of bulk propane in northwestern Wyoming and the Payson, Arizona and Cascade, Montana areas. EWR is principally involved in the marketing of gas and electricity in Montana. Montana Sun owns two real estate properties in Great Falls, Montana, along with certain other investments.


    The Company was incorporated under the laws of the State of Montana in 1909. The address of the principal executive offices of the Company is No. 1 First Avenue South, Great Falls, Montana 59401 and the telephone number at such offices is (406) 791-7500.

PRIMARY SERVICE AREAS AND SIGNIFICANT CUSTOMERS


    The Company's primary service areas are the Great Falls, Montana metropolitan area and the Cody, Wyoming metropolitan area. As such, the Company's future revenues and earnings are dependent on economic conditions in these two areas. The Great Falls economy is primarily dependent on agriculture, Malmstrom Air Force Base ("Malmstrom") and the city's role as a regional trade and medical center. The Cody economy is primarily dependent on oil and gas development and production and on tourism. A deterioration in economic conditions in either of these areas or any of these industries would have an adverse effect on the Company's future results of operations and financial condition.


    Malmstrom, which is located near Great Falls, is a transportation customer of the Great Falls division and a gas supply customer of EWR. Malmstrom is the Company's largest customer, accounting for approximately 4% of the consolidated revenues of the Company in fiscal 1996. Malmstrom has several wings of intercontinental nuclear missiles. At September 30, 1996, the base employed approximately 3,900 military personnel and 465 civilian personnel.

    In the Cody division, the largest customer is The Celotex Corporation ("Celotex"), a manufacturer of gypsum wallboard. Celotex accounted for approximately 23% of the revenues of the division and 4% of the consolidated revenues of the Company in fiscal 1996. Sales to Celotex are made pursuant to a long-term contract that expires in 2000 and provides for a special tariff that fluctuates with the cost of gas. Celotex and its parent company have been operating under Chapter 11 bankruptcy protection since 1990. The Cody division has made a claim of approximately $132,000 for amounts Celotex owed the Company prior to the bankruptcy filing. The bankruptcy court confirmed the Plan of Reorganization on December 6, 1996. The Company expects to receive approximately 90% of the principal amount of its claim, resulting in a $45,000 recovery of amounts previously written off.

    There can be no assurance that either of Malmstrom or Celotex will continue as customers of the Company or that their usage will remain at current levels. The loss of either would adversely impact the Company's future revenues and earnings. In addition, a significant reduction in the size or the closure of Malmstrom would have a significant adverse impact on the economic condition of the Great Falls area.

CHANGING COMPETITIVE ENVIRONMENT


    In recent years, the natural gas industry has undergone structural changes in response to federal and state regulatory policies intended to increase competition, which began in 1986 when the Federal Energy Regulatory Commission issued Order 636. These policies are designed to separate, or "unbundle," various natural gas services (such as purchasing, storage and transportation), which traditionally had been sold as a package. In Montana, the first unbundling occurred in 1992 when the Montana Public Service Commission approved transportation service rates applicable to third party use of the Montana Power pipeline system. In response to federal and Montana regulation, the Company began purchasing gas in 1992 directly from producers and marketers for the Company's Great Falls market. Great Falls Gas Company has recently received approval to unbundle the gas commodity aspect of its utility services for all of its customers except for residential customers and small commercial customers. Great Falls Gas Company intends to apply to the Montana Public Service Commission for permission to unbundle the gas commodity aspect of those two classes of customers effective as of approximately the fall of 1998.


    The Montana Legislature recently passed legislation permitting unbundling for both gas and electric utilities upon approval of the Montana Public Service Commission. The Company believes the new legislation will present EWR, the Company's marketing affiliate, with an opportunity to increase its sales by penetrating markets opened as a result of the unbundling of Montana Power Company's system. As a result of the legislation, EWR also has the opportunity to market electricity.

    Wyoming and Arizona have not taken steps to unbundle gas services, but a pilot project has been conducted recently in one area of Wyoming. The Company anticipates that it will apply for unbundling in Wyoming and Arizona in the future when unbundling is authorized by regulatory authorities in those states.


    Unbundling provides for competition in the sale of the gas commodity which has traditionally been part of the bundled service provided by the utility. The Company believes that unbundling creates opportunity for its marketing affiliate in a line of business in which the Company has significant experience. However, unbundling also provides other gas marketing companies with access to users within the Company's service territory that were previously "tied" to the Company. To the extent that other gas marketing companies offer more attractive rates, customers of the Company could decide to purchase natural gas from a competitor or from competitors. In such instances, however, the Company's local distribution companies ("LDCs") would continue to receive transportation tariffs related to the delivery, through the Company's distribution system, of the gas purchased from third parties. It is not possible to predict the impact of unbundling on the Company. However, at this time, the Company does not anticipate that unbundling is likely to have a significant adverse impact on its gas utility margin in the foreseeable future. The Company's belief is based, in part, upon the fact that margin is derived from services related to the distribution of the gas rather than the sale of the gas commodity (i.e. the Company's regulated utility divisions are required, with the exception of the gas cost incentive allowance in its Cody division, to pass along the actual cost of purchased gas directly to the customer). It is also possible that unbundling may increase the risk of "bypass," in which a customer formerly served by the Company connects to a gas supply line that does not belong to the Company's LDC, with the resulting loss of both gas supply and transportation revenues related to such customer. While no alternate supply lines of this sort currently exist in either the Company's Great Falls, Montana service area or the Company's Cody, Wyoming service area, and there would be capital costs to construct such lines, there can be no assurance that such lines will not be built in the future.

    The Company's operations in the West Yellowstone, Montana area, where the Company distributes gas that must be trucked in and stored as liquified natural gas prior to delivery, and in the Payson, Arizona and Cascade, Montana areas, where the Company's distribution systems deliver vaporized propane, may be less affected by unbundling. The cost of fuel delivered by these systems is higher than the cost of natural gas that is transported as a gas. Consequently, in these areas the Company currently already faces greater competition, which is unrelated to unbundling, from suppliers of alternate fuels, in particular suppliers of bulk propane and propane tanks.

    As the natural gas distribution business becomes more competitive, management believes the principal factor for determining success is likely to be price, followed closely by customer loyalty and satisfaction.

REGULATION AND RATE CASES


    The Company is an operating public utility regulated by the public service commissions of Montana, Wyoming and Arizona, which must approve rates charged by the Company for its regulated utility divisions. There can be no assurance that these divisions will be able to obtain adequate rate increases, when requested, in a timely fashion or at all. The failure to do so could adversely affect the Company's ability to obtain a sufficient return on invested capital and its future revenues and earnings.



    The Company currently has a general rate case pending in Arizona. On September 26, 1996, the Company filed for a rate increase for Broken Bow Gas (a regulated utility in Payson, Arizona). The request is the result of increased costs of service primarily due to increased operating expenses and higher capital investment for utility operations tied to increased levels of service. The Company currently anticipates that a final ruling will be issued in October 1997. There can be no assurance that the Company will receive permission to increase its general rates to the level requested.


    On July 8, 1996, the Company filed a general rate case with the Montana Public Service Commission, requesting a revenue increase for its Great Falls Gas operations. On November 4, 1996, the Montana Public Service Commission issued an interim order that approved an interim rate increase and a surcharge related to the costs of a no interest loan program. On April 8, 1997, the Montana Public Service Commission issued its final order which, among other things, (a) approved a general rate increase of $294,635, (b) authorized a rate increase of $385,906 to reflect the gas tracking period from July 1, 1995, to June 30, 1996,
(c) approved a surcharge for costs associated with the Company's no interest loan program, and (d) authorized recovery of $66,725 for costs associated with the Company's low income discount program. Such rates are effective on and after May 1, 1997.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Notes offered hereby (estimated at $7,595,000) will be used to repay a portion of the Company's outstanding short-term indebtedness, which currently aggregates approximately $9.0 million. The short-term indebtedness, which bears interest at rates between 7.70% and 8.25% per annum and matures on dates ranging from August 13, 1997 to January 15, 1998, was incurred largely to finance the construction of the Company's facilities in West Yellowstone, Montana (approximately $3.0 million) and to expand the Company's facilities in Payson, Arizona (approximately $2.5 million).

                                 CAPITALIZATION

    The following table sets forth the actual capitalization and short-term indebtedness of the Company and its subsidiaries as of March 31, 1997, and such capitalization and short-term indebtedness adjusted to reflect the issuance of the Notes offered hereby and the application of the net proceeds therefrom.

                                                                                            MARCH 31, 1997
                                                                            ----------------------------------------------
                                                                                    ACTUAL               AS ADJUSTED
                                                                            ----------------------  ----------------------
                                                                                            (IN THOUSANDS)
Long-term obligations (1):
  Series 1992A industrial development revenue obligations.................  $     360               $     360
  Series 1992B industrial development revenue obligations.................      1,515                   1,515
  Series 1993 Notes.......................................................      7,800                   7,800
  Notes due June 1, 2012..................................................          0                   8,000
  Other...................................................................         10                      10
                                                                            ---------        ---    ---------        ---
    Total long-term obligations...........................................  $   9,685         44%   $  17,685         59%

Stockholders' equity:
  Preferred Stock; $.15 par value; 1,500,000 shares authorized; no shares
    outstanding...........................................................  $       0               $       0
  Common Stock; $.15 par value; 3,500,000 shares authorized; 2,357,471
    shares issued and outstanding.........................................        354                     354
  Capital in excess of par value..........................................      2,933                   2,933
  Retained earnings.......................................................      9,054                   9,054
                                                                            ---------               ---------
    Total stockholders' equity............................................     12,341         56%      12,341         41%
                                                                            ---------        ---    ---------        ---
Total capitalization......................................................     22,026        100%   $  30,026        100%
                                                                            ---------        ---    ---------        ---
                                                                            ---------        ---    ---------        ---
Short-term indebtedness (1)...............................................  $  10,407               $   2,812
                                                                            ---------               ---------

------------------------

(1) Long-term obligations due within one year are included in short-term indebtedness.

                              DESCRIPTION OF NOTES


    The Notes are to be issued under an Indenture, dated as of August 1, 1997 (the "Indenture"), between the Company and Norwest Bank Minnesota, National Association, Minneapolis, Minnesota, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. Potential investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following statements relating to the Notes and certain provisions of the Indenture are summaries, do not purport to be complete, and are subject to and are qualified in their entirety by reference to the provisions of the Indenture. Unless otherwise stated, capitalized terms defined in the Indenture have the same meanings when used herein.


GENERAL


    The Notes will be unsecured obligations and will rank, PARI PASSU, with all of the other unsecured indebtedness of the Company outstanding from time to time. The Company presently has no long-term secured indebtedness, and pursuant to the Indenture the Company has agreed, subject to certain exceptions, that it will not issue senior secured indebtedness without securing the Notes with a lien ranking ratably with and equal to such secured indebtedness. See "Description of Notes--Restrictions on Liens or Senior Indebtedness." The Notes will not constitute indebtedness of the Company's subsidiaries and, therefore, will not rank PARI PASSU with indebtedness of any subsidiary. Following the issuance of the Notes offered hereby, the Company's consolidated long-term indebtedness will be approximately $17.7 million. There will be no sinking fund for the redemption of the Notes.



    The Indenture provides that the Company will file with the Trustee within 30 days after it files them with the Commission copies of the annual reports and of the information, documents and other reports (or copies of such portions of any such as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission under the Exchange Act. The Indenture further provides that the Company will also comply with the provisions of the Trust Indenture Act with respect to reports to be furnished to the Trustee and the holders of Notes.


BOOK-ENTRY ONLY SYSTEM

    The Notes will be issued in the aggregate initial principal amount of $8,000,000, which will be represented by one or more certificates (each a "Global Security") to be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository"). The Depository will maintain the Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm ("Participant") in the Notes, whether held for its own account or as a nominee for another person.

    So long as the nominee of the Depository is the registered owner of the Notes, such nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture and any applicable laws, except as noted below. Except as otherwise provided below, a Beneficial Owner, as hereinafter defined, of interests in the Notes will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Notes under the Indenture. A Beneficial Owner is the Person who has the right to sell, transfer or otherwise dispose of an interest in the Notes and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Notes will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Notes will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Notes. Beneficial ownership of the Notes may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (E.G., brokerage firm) and the Depository. In general, a determination of beneficial ownership in the Notes will be subject to the rules, regulations and procedures governing the Depository and the Participants.


    All rights of ownership must be exercised through the Depository and the book-entry system, except that a Beneficial Owner is entitled to directly exercise its rights under Section 316(b) of the Trust Indenture Act with respect to the payment of principal and interest on the Notes. Notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that each such Participant may forward such notices to the Beneficial Owners. Neither the Company nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to the Participants or by any Participant to the Beneficial Owners.

    A Global Security shall only be exchangeable for definitive securities registered in the name of Beneficial Owners if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Notes or at any time ceases to be a clearing agency registered as such under the Exchange Act, (ii) the Corporation executes and delivers to the Trustee an Officers' Certificate providing that such Global Security shall be so exchangeable or (iii) there shall have occurred and be continuing an Event of Default (as defined below) which entitles the holders of the Notes to accelerate the maturity thereof. Notes issued in exchange for a Global Security shall be of like tenor and maturity, in authorized denominations and in the aggregate having the same principal amount as the Global Security to be exchanged, and shall be registered in such names as the Depository for such Global Security shall direct.

    DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of Participants and facilitates the clearance and settlement of securities transactions among Participants in such securities transactions through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

INTEREST AND PAYMENT


    The Notes will mature on June 1, 2012. The Notes will bear interest from the date of issuance at the rate per annum stated on the cover page hereof, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1997, to the persons in whose names the Notes are registered at the close of business on the May 15 or November 15, respectively, immediately preceding such interest payment date. If any payment date would otherwise be a day that is a Legal Holiday (as defined), the payment will be postponed to the next day that is not a Legal Holiday, and no interest on such payment shall accrue for the intervening period.


    So long as the nominee of the Depository is the registered owner of the Notes, payments of interest, principal and premium (if any) on the Notes will be made to the Depository. The Depository will be responsible for crediting the amount of such distributions to the accounts of the Participants entitled thereto, in accordance with the Depository's normal procedures. Each Participant will be responsible for disbursing such distributions to the Beneficial Owners of the interests in Notes that it represents. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, notices to or payments made on account of, beneficial ownership interests in the Notes, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for the selection of any Beneficial Owner to receive payment in the event of a partial redemption of a Global Security or for consents given or other action taken on behalf of any Beneficial Owner.

REDEMPTION AT THE OPTION OF THE COMPANY

    At any time on or after June 1, 2002, the Notes will be redeemable, as a whole or in part, at the election of the Company, on not less than 30 nor more than 60 days notice given as provided in the Indenture, at the following Redemption Prices (expressed as percentages of the principal amount) together with accrued interest to the Redemption Date (subject to the right of holders of record on a regular record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) if redeemed during the twelve-month period beginning June 1 of the years indicated:

                                             REDEMPTION                                                  REDEMPTION
YEAR                                           PRICE %      YEAR                                           PRICE %
-----------------------------------------  ---------------  -----------------------------------------  ---------------
2002.....................................           103     2004.....................................           101
2003.....................................           102     2005 and thereafter......................           100


    Notice of redemption will be mailed, at least 30 but not more than 60 days before the Redemption Date, to each holder of Notes to be redeemed at the holder's registered address.


    On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption, unless the Company shall default in the payment of the Redemption Price.

LIMITED RIGHT OF REDEMPTION IN THE EVENT OF THE DEATH OF A BENEFICIAL OWNER


    Unless the Notes have been declared due and payable prior to their maturity by reason of an Event of Default (as defined below) or unless the Company has mailed a notice of redemption, the personal representative or surviving joint tenant(s) (the "Representative") of a deceased Beneficial Owner has the right at any time to request redemption of all or part of such Beneficial Owner's interest in the Notes, expressed in integral multiples of $1,000, for payment prior to maturity. Such a request shall be made by delivering to the Trustee (i) a written request for redemption in form satisfactory to the Trustee, signed by the Representative, (ii) a statement of the principal amount of the interest in the Notes to be redeemed, (iii) appropriate evidence of death and beneficial ownership at the time of death and (iv) appropriate evidence of the authority of such Representative (a "Redemption Request"). Within 60 days following receipt by the Trustee of a Redemption Request, the Company will deposit with Paying Agent cash sufficient to redeem such interest at a price equal to 100% of its principal amount, plus accrued interest to the date on which the Company deposits such redemption price. Subject to arrangements with the Depository, payment for an interest in the Notes that is to be redeemed pursuant to a Redemption Request shall be made to the Depository.


    The Company's obligation to redeem an interest in the Notes following receipt of a Redemption Request is subject to the following limitations: (i) the Company is not obligated to redeem on behalf of any deceased Beneficial Owner any interest in the Notes that exceeds an aggregate principal amount of $25,000 and (ii) in any 12-month period beginning June 1 the Company shall not be obligated to redeem interests in the Notes in excess of two percent (2%) of the aggregate principal amount of the Notes originally issued. Representatives may present Redemption Requests to the Trustee at any time and in any principal amount. Any interests in Notes that are not redeemed in any 12-month period beginning June 1 as the result of the two percent (2%) limitation will be held for redemption in the succeeding year. The Company may, at its discretion, exceed the $25,000 and two percent (2%) limitations. If the Company, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation, shall not be included in the computation of the two percent (2%) limitation.

    In the case of a Redemption Request that is presented on behalf of a deceased Beneficial Owner and has not been fulfilled at such time as the Company gives notice of its election to redeem the Notes, the interests in the Notes that are the subject of such Redemption Request shall not be eligible for redemption pursuant to the Company's option to redeem but shall remain subject to fulfillment pursuant to the Redemption Request.

    A Representative may withdraw any Redemption Request by delivering a written request for withdrawal to the Trustee prior to the payment of the redemption price of the interest to be redeemed.

    Due to the limitations outlined above, there can be no assurance that the interest of a deceased Beneficial Owner will be redeemed before maturity.

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS


    The Indenture limits the amount of "Funded Debt" of the Company. Funded Debt includes all Indebtedness maturing one year or more from the date of the creation thereof. Expressly excluded from the definition of Funded Debt are all taxes in respect of income and excess profits not due within one year from the date of accrual thereof in accordance with generally accepted accounting principles. "Indebtedness" is defined as (i) all amounts in respect of borrowed money (excluding capital stock, earned and capital surplus and general contingency reserves) which would be shown on the liabilities side of the Company's balance sheet prepared in accordance with generally accepted accounting principles as of the date of determination of such Indebtedness; (ii) all indebtedness secured by any mortgage, pledge, lien, security interest or conditional sale or other title retention agreement to which any property or asset owned or held by the Company is subject, whether or not the indebtedness secured thereby shall have been assumed; (iii) all capitalized lease obligations; and (iv) all indebtedness of others which the Company has guaranteed. For the purpose of computing Indebtedness, any particular Indebtedness shall be excluded to the extent that, upon or prior to the maturity thereof, there shall have been deposited with the proper depository in trust the necessary funds, or evidences of such Indebtedness if permitted by the instrument creating such Indebtedness, for the payment, redemption or satisfaction of such Indebtedness. The Company covenants in the Indenture that it will not create, incur or assume any additional Funded Debt unless (i) Consolidated Net Income Available for Interest Charges (consolidated net income for any period, plus all amounts deducted in the computation thereof on account of interest charges on consolidated indebtedness and taxes in respect of income and excess profits for such period) in two of the three preceding fiscal years shall have exceeded 150% of the Pro Forma Annual Interest Charges of the Company and its Subsidiaries (if the proceeds from the additional Funded Debt are to be used to acquire an operating company which will become a Subsidiary of the Company, Consolidated Net Income Available for Annual Interest Charges will be determined as if such company had been a Subsidiary of the Company during the three preceding fiscal years), and (ii) Consolidated Funded Debt of the Company, after giving effect to the additional Funded Debt to be incurred, will not exceed 65% of Total Capitalization of the Company (after giving effect to the additional Funded Debt and the use of proceeds therefrom). Except with respect to the foregoing, there is no limitation in the Indenture on the right of the Company to issue additional debt that is on a parity with the Notes.


    Under the foregoing restriction, and after giving effect to the sale of the Notes offered hereby, the Company could have incurred approximately $7 million of additional Funded Debt at March 31, 1997.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

    The Company covenants in the Indenture that it will not declare or pay any dividends (other than dividends payable only in shares of Common Stock or in rights to purchase capital stock of the Company) on, or set apart any sum for the payment of any dividends on, or make any other distribution, by reduction of capital or otherwise, in respect of, any shares of any class of capital stock of the Company unless after giving effect to such action the aggregate amount of dividend payments and related distributions made in the immediately preceding 60-month period would not exceed Consolidated Net Income of the Company and its Subsidiaries for such period.

RESTRICTIONS ON SALE OF ASSETS


    The Company covenants in the Indenture that it will not directly or indirectly sell or otherwise dispose of any of its properties or assets (except properties or assets (i) disposed of in the ordinary course of business, (ii) which the Company determines in good faith are no longer usable or of economic advantage in the conduct of any business by the Company or any Subsidiary or
(iii) transferred by any Subsidiary to the Company or a Subsidiary) if, as a result of such sale or other disposition, the aggregate net book value of all properties and assets so disposed of during the twelve-month period next preceding the date of such sale or other disposition would constitute more than 15% of the aggregate book value (on a consolidated basis) of all Tangible Assets of the Company and its Subsidiaries; provided, however, that any such sale may be disregarded if the proceeds therefrom are reinvested within twelve months in businesses related to the business of the Company or are used to prepay the Notes in accordance with their terms. "Tangible Assets" are defined as all assets other than those which would be treated as intangibles under generally accepted accounting principles, including as intangibles such items as, without limitation, good will, trademarks, trade names, service marks, brand names, copyrights, patents, licenses and rights with respect to the foregoing, unamortized debt discount and expense and organization expense.


RESTRICTIONS ON LIENS OR SECURED INDEBTEDNESS

    The Company covenants in the Indenture that neither it nor its Subsidiaries will directly or indirectly, create, incur, assume or permit to exist any mortgage, lien, charge or encumbrance on, or security interest in, or pledge of, or conditional sale or other title retention agreement (all such mortgages, liens, charges, encumbrances, security interests, pledges and agreements being hereinafter referred to in this paragraph as "liens") with respect to any property or asset (including any document or instrument in respect of goods or accounts receivable) now owned or hereafter acquired by the Company or any Subsidiary, or any interest therein or income or profits therefrom, without equally and ratably securing the Notes with a lien ranking ratably with, and equal to, such secured indebtedness; provided, however, that such restrictions will not prohibit: (i) liens for taxes, assessments or governmental charges or claims the payment of which is at the time being contested in accordance with the provisions of the Indenture; (ii) statutory liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, if such reserve or other appropriate provision, if any, as shall be required by generally accepted accounting principles shall have been made therefor and if no material items of property would be lost, forfeited or materially damaged as a result of such contest; (iii) liens incurred or deposits made in the ordinary course of business in connection with workmen's compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money); (iv) any judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or shall not have been discharged within 60 days after the expiration of any such stay; (v) leases or subleases granted to others in the ordinary course of business and not interfering with the ordinary conduct of the business of the Company or any Subsidiary; (vi) easements, rights of way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business and not interfering with the ordinary conduct of the business of the Company or any Subsidiary; (vii) liens on the property or assets of any Subsidiary securing Indebtedness of such Subsidiary owing to the Company; (viii) liens to secure the purchase price or construction cost of capital assets acquired by or constructed for the Company or any Subsidiary after the date of the Indenture or existing on assets of the

Company or any Subsidiary acquired at the time of acquisition provided that (a) each such lien shall at all times be confined solely to the asset in question,
(b) the aggregate principal amount of Indebtedness secured by any such lien shall not exceed 100% of the cost of the acquisition or construction of the asset subject thereto or the fair market value of such asset, whichever is lower and (c) any such lien on any property acquired, constructed or improved by the Company or any Subsidiary after the date of the Indenture shall be created or assumed contemporaneously with, or within 180 days after, such acquisition, or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 180 day period; and (ix) any other liens or charges securing indebtedness not exceeding $1,000,000 in the aggregate.

SUCCESSOR CORPORATION


    Under the Indenture, the Company may not consolidate with or merge into or sell or otherwise transfer all or substantially all of its assets to another entity, unless such other entity, if other than the Company: assumes all the obligations of the Company under the Notes and the Indenture, agrees that it will continue to operate its facilities as part of a system comprising a public utility regulated by the Public Service Commission of the State of Montana or another federal or state agency or authority, has a net worth immediately subsequent to such acquisition, consolidation or merger equal to or greater than $10,000,000 immediately after such transaction is not in default in the performance of any covenant or condition under the Indenture and no Default (as defined below) shall have happened and be continuing.


    Subject to the foregoing restrictions, restrictions on Funded Debt described above and restrictions on liens and secured indebtedness described above, the Indenture does not afford any protection to Beneficial Owners solely on account of the Company's involvement in a highly-leveraged transaction.

DEFAULTS AND REMEDIES


    An "Event of Default" is defined as default for 30 days in payment of interest on any Note, default in payment of principal (or premium, if any) on any Note, failure by the Company to comply with any of its other agreements in the Indenture which remains uncured for 30 days after receipt of notice from the Trustee or the holders of at least 25% in principal amount of Notes then outstanding, acceleration of certain indebtedness of the Company or its Subsidiaries under the terms of any instrument under which indebtedness of $1,000,000 or more is outstanding or secured and certain events of bankruptcy or insolvency. A "Default" is defined as any event which is, or after notice or passage of time would be, an Event of Default.



    The Indenture provides that the Trustee, within 90 days after the occurrence of a Default which is continuing and known to it, shall give notice thereof to the holders of the Notes, provided that, except in the case of a Default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if a committee or its trust officers in good faith determines that the withholding of such notice is in the interests of the holders of the Notes.



    In case an Event of Default shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding, by notice in writing to the Company, may declare the unpaid principal of and accrued interest on the Notes then outstanding to be due and payable immediately. Any such acceleration may be rescinded by the holders of a majority in principal amount of the Notes then outstanding, upon the conditions provided in the Indenture.



    Defaults may be waived by the holders of a majority of the principal amount of the Notes, upon the conditions provided in the Indenture, except for: (i) a Default in payment of principal or interest on any Note; (ii) an uncured failure to make any redemption payment; or (iii) an uncured Default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected.

    The Indenture includes a covenant that the Company will file annually with the Trustee a statement regarding compliance by the Company with the terms thereof and specifying any Defaults by the Company of which the signers may have knowledge.


MODIFICATION OF THE INDENTURE


    The Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to allow a successor entity to assume the obligations of the Company under the Indenture or to make any change that does not materially adversely affect the rights of any holder of Notes. Modifications and amendments of the Indenture which materially adversely affect the rights of any of the holders of the Notes may be made by the Company and the Trustee only with the consent of the holders of at least a majority in principal amount of the Notes then outstanding, provided that no such modification or amendment may change the stated maturity of any Note, or reduce the principal amount of or interest rate on any Note, or change the interest payment date or otherwise modify the terms of the principal of or interest on the Notes, or reduce the percentage required for modification, or modify certain other provisions of the Indenture, without the consent of each holder of any Note affected thereby.


DISCHARGE OF THE INDENTURE


    The Indenture will be discharged and canceled upon payment of all the Notes or upon deposit with the Trustee of funds or U.S. Government Obligations sufficient to pay the principal of and interest on the Notes at maturity or on redemption and any interest payments due prior to maturity redemption.


CONCERNING THE TRUSTEE

    Norwest Bank Minnesota, National Association will be the Trustee under the Indenture. Its address is Norwest Center, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479-0069 (Attention: Corporate Trust Department). The Company also has appointed Norwest as the Registrar and Paying Agent under the Indenture.

    The Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict or resign.


    The holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, provided that such direction does not conflict with any law or the Indenture, would not be unduly prejudicial to the rights of other holders and, unless the Trustee is provided with indemnity as provided in the Indenture, would not involve the Trustee in personal liability. The Indenture provides that in case an Event of Default shall occur (and be continuing) and be known to the Trustee, the Trustee will be required to use the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of his or her own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered to the Trustee indemnity satisfactory to it.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, $8,000,000 in aggregate principal amount of Notes in the dollar amount of Notes set forth opposite their names in the table below:


UNDERWRITER                                                                   PRINCIPAL AMOUNT
----------------------------------------------------------------------------  ----------------
D.A. Davidson & Co..........................................................    $  4,800,000
Edward D. Jones & Co., L.P..................................................       3,200,000
                                                                              ----------------
    Total...................................................................    $  8,000,000
                                                                              ----------------
                                                                              ----------------


    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes offered hereby, if any are taken.


    In offering the Notes as an Underwriter, D.A. Davidson & Co. ("D.A. Davidson") will be deemed, under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), to be participating in the distribution of securities of an affiliate because Mr. Ian B. Davidson, Chairman and Chief Executive Officer of D.A. Davidson, possesses beneficial ownership of more than 10% of the voting securities of both D.A. Davidson and the Company. At June 30, 1997, Mr. Davidson owned directly 613,532.1388 shares, or 26.03%, of the Company's common stock. D.A. Davidson's participation in the offer and sale of the Notes offered hereby conforms with the applicable requirements of the Conduct Rule of the NASD.


    The Underwriters propose to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus and in part
to certain securities dealers at such price less a concession of   % of the
principal amount of the Notes. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of   % of the principal amount of the Notes
to certain brokers and dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters. The initial public offering price will be determined in accordance with the NASD requirement that the yield be no lower than that recommended by a "qualified independent underwriter" that has participated in the preparation of the Registration Statement and this Prospectus and has exercised the usual standards of due diligence in respect thereto. Edward D. Jones & Co., L.P. is acting as the qualified independent underwriter.

    In addition to the underwriting discount set forth on the cover page of this Prospectus, the Company has agreed to pay the fees and expenses of counsel for the Underwriters.


    The Underwriting Agreement between the Company and the Underwriters contains agreements of indemnity by the Company and the Underwriters as to certain liabilities in connection with the offering, including liabilities under the Securities Act.

                               VALIDITY OF NOTES

    The validity of the Notes offered hereby will be passed upon for the Company by John C. Allen, Corporate Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota and Great Falls, Montana. As of June 30, 1997, Mr. Allen beneficially owned 10,443 shares of the Company's common stock.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference from the Company's Annual Report on Form 10-KA/1 for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
Forward-Looking Statements.....................          3
Prospectus Summary.............................          4
The Company....................................          6
Use of Proceeds................................          8
Capitalization.................................          9
Description of Notes...........................         10
Underwriting...................................         17
Validity of Notes..............................         18
Experts........................................         18

                                   $8,000,000

                            ENERGY WEST INCORPORATED

                                   % NOTES DUE
                                  JUNE 1, 2012

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              D.A. Davidson & Co.

                          Edward D. Jones & Co., L.P.

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the estimated expenses in connection with the distribution of the securities being registered, other than underwriting expenses and commissions. All such expenses are estimated, except for the SEC registration fee and the NASD filing fee:

SEC registration fee..............................................  $   2,424
NASD filing fee...................................................      1,300
Accounting fees and expenses......................................     35,000
Legal fees and expenses...........................................     47,500
Printing and engraving expenses...................................     14,000
Trustee fees and expenses.........................................      1,000
Blue Sky fees and expenses........................................      2,000
Miscellaneous expenses............................................      1,776
                                                                    ---------
    Total.........................................................  $ 105,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference is made to Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act, which provide that a corporation may indemnify any individual who was, is or is threatened to be made a named defendant in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation in which an individual was adjudged liable to the corporation), and whether formal or informal, because such individual is or was a director of the corporation or, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust employee, benefit plan or other enterprise. The indemnity may include judgments, penalties, fines (including an excise tax assessed with respect to an employee benefit plan), amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by such individual in connection with such action, suit or proceeding if such individual conducted him or herself in good faith and reasonably believed, in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests and if, in the case of any criminal proceeding, such individual had no reasonable cause to believe his or her conduct was unlawful. In addition, a Montana corporation may indemnify any of its officers, employees and agents who are not directors to the same extent as to a director and may also indemnity any officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by the corporation's articles of incorporation, its by-laws, general or specific action of its board of directors or contract.

    Article VI, Section 6.1 of the Bylaws of the Company, as amended, provides that the Company shall indemnify its officers and directors against certain claims liabilities and expenses arising out of any action, suit or proceeding in which such individual is a party by reason of being an officer or director of the Company, provided that such individual shall not be adjudged to have been liable for actual negligence or misconduct in the performance of his or her duties.

    Article 8 of the Company's Amended Articles of Incorporation provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions that constitute willful misconduct, recklessness or a knowing violation of law, (iii) under
Section 35-1-713 of the Montana Business Corporation Act, or (iv) for a transaction from which the director derives an improper personal benefit.

    Pursuant to the form of Underwriting Agreement, a copy of which is included as Exhibit 1.1 hereto, the Underwriters have agreed, under certain conditions, to indemnify the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

    The foregoing discussion is qualified in its entirety by reference to the Montana Business Corporation Act, the Company's Amended Articles of Incorporation, the Company's Bylaws, as amended, and the referenced Underwriting Agreement.

ITEM 16.  EXHIBITS.

    (a) Exhibits.


      1.1  Form of Underwriting Agreement (previously filed).

      3.1  Restated Articles of Incorporation of the Company, as amended to date (previously filed).

      3.2  Bylaws of the Company, as amended to date (previously filed).

      4.1  Form of Indenture (including form of Note) (previously filed).

      5.1  Opinion of John C. Allen as to the legality of the securities being registered
             (previously filed).

     10.1  Credit Agreement dated as of January 18, 1995, by and between the Company and
             Norwest Bank Great Falls, National Association (incorporated by reference to
             Exhibit 10.1 to the Registrant's Annual Report on Form 10-KA Amendment 2 for
             the fiscal year ended June 30, 1996, File No. 0-14183).

     10.2  Amendment dated April 17, 1996 to Credit Agreement dated as of January 18, 1995, by and between the Company and Norwest Bank Montana, National Association
             (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on
             Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No.
             0-14183).

     10.3  Amendment dated November 7, 1996 to Credit Agreement dated as of January 18,
             1995, the Company and Norwest Bank Montana, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-KA
             Amendment 2 for the fiscal year ended June 30, 1996, File No. 0-14183).

     10.4  Promissory Note dated November 7, 1996, issued to Norwest Bank Montana, National
             Association (incorporated by reference to Exhibit 10.4 to the Registrant's
             Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30,
             1996, File No. 0-14183).

     10.5  Credit Agreement dated as of February 12, 1997, by and between the Company and
             First Bank Montana, National Association (incorporated by reference to Exhibit
             10.5 to the Registrant's Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No. 0-14183).

     10.6  Delivered Gas Purchase Contract dated February 23, 1977, as amended by that
             Letter Amendment Amending Gas Purchase Contract dated March 9, 1982; that
             Amendment to Delivered Gas Purchase Contract applicable as of March 20, 1986;
             that Letter Agreement dated December 18, 1986; that Letter Agreement dated
             April 12, 1988; that Letter Agreement dated April 28, 1992; that Letter
             Agreement dated March 14, 1996; that Letter Agreement dated April 15, 1996; a second Letter Agreement dated April 15,

             1996; that Letter dated February 18, 1997; and that Letter dated April 1, 1997, transmitting a Notice of Assignment effective February 26, 1993 (previously filed).

     10.7  Delivered Gas Purchase Contract dated December 1, 1985, as amended by that Letter
             Agreement dated July 1, 1986; that Letter Agreement dated November 19, 1987;
             that Letter Agreement dated December 1, 1988; that Letter Agreement dated July
             30, 1992; that Assignment, Conveyance and Bill of Sale effective as of January
             1, 1993; that Letter Agreement dated March 8, 1993; that Letter Agreement dated
             October 21, 1993; that Letter Agreement dated October 18, 1994; that Letter
             Agreement dated January 30, 1995; that Letter Agreement dated August 30, 1995;
             that Letter Agreement dated October 3, 1995; that Letter Agreement dated
             October 31, 1995; that Letter Agreement dated December 21, 1995; that Letter
             Agreement dated April 25, 1996; that Letter Agreement dated January 29, 1997;
             and that Letter dated April 11, 1997 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No. 0-14183).

     10.8  Natural Gas Sale and Purchase Agreement dated July 20, 1992 between Shell Canada
             Limited and the Company, as amended by that Letter Agreement dated August 23,
             1993; that Amending Agreement effective as of November 1, 1994; and that
             Schedule A Incorporated Into and Forming a Part of That Natural Gas Sale and
             Purchase Agreement, effective as of November 1, 1996 (previously filed).

     10.9  Employee Stock Ownership Plan Trust Agreement (incorporated by reference to
             Exhibit 10.2 to Registrant's Registration Statement on Form S-1, File No.
             33-1672).

    10.10  1992 Stock Option Plan (previously filed).

    10.11  Form of Incentive Stock Option under the 1992 Stock Option Plan (previously filed).

    10.12  Management Incentive Plan (incorporated by reference to Exhibit 10.12 to the
             Registrant's Annual Report on Form 10-KA Amendment 2 for the fiscal year ended
             June 30, 1996, File No. 0-14183).

     23.1  Consent of John C. Allen (included in his opinion filed as Exhibit 5.1).

     23.2  Consent of Ernst & Young LLP (filed herewith).

     24.1  Powers of Attorney (included on signature page).

     25.1  Statement of Eligibility and Qualification of Norwest Bank Minnesota, National
             Association on Form T-1 (previously filed).


ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide the interim financial information required to be presented by Article 3 of Regulation S-X.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Great Falls, State of Montana, on August 1, 1997.


                                ENERGY WEST INCORPORATED

                                By:              /s/ LARRY D. GESKE
                                     -----------------------------------------
                                                   Larry D. Geske
                                                PRESIDENT AND CHIEF
                                                 EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Geske and Edward J. Bernica, or either of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all amendments (including post-effective amendments) to this Registration Statement (or Registration Statements, if an additional Registration Statement is filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on August 1, 1997.


          SIGNATURE                       TITLE
------------------------------  --------------------------

                                President, Chief Executive
      /s/ LARRY D. GESKE          Officer and Director
------------------------------    (Principal Executive
        Larry D. Geske            Officer)

                                Vice President and Chief
    /s/ EDWARD J. BERNICA         Financial Officer
------------------------------    (Principal Financial
      Edward J. Bernica           Officer)

                                Vice President, Treasurer,
     /s/ WILLIAM J. QUAST         Controller and Assistant
------------------------------    Secretary (Principal
       William J. Quast           Accounting Officer)

          SIGNATURE                       TITLE
------------------------------  --------------------------

     /s/ IAN B. DAVIDSON
------------------------------           Director
       Ian B. Davidson

  /s/ THOMAS N. MCGOWEN, JR.
------------------------------           Director
    Thomas N. McGowen, Jr.

------------------------------           Director
    G. Montgomery Mitchell

------------------------------           Director
       David A. Flitner

        /s/ DEAN SOUTH
------------------------------           Director
          Dean South

------------------------------           Director
         George Ruff

                                 EXHIBIT INDEX


                                                                                                               PAGE NO.
                                                                                                              -----------
     1.1   Form of Underwriting Agreement (previously filed).

     3.1   Restated Articles of Incorporation of the Company, as amended to date (previously filed).

     3.2   Bylaws of the Company, as amended to date (previously filed).

     4.1   Form of Indenture (including form of Note) (previously filed).

     5.1   Opinion of John C. Allen as to the legality of the securities being registered (previously filed).

    10.1   Credit Agreement dated as of January 18, 1995, by and between the Company and Norwest Bank Great
             Falls, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's
             Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No.
             0-14183).

    10.2   Amendment dated April 17, 1996 to Credit Agreement dated as of January 18, 1995, by and between the Company and Norwest Bank Montana, National Association (incorporated by reference to
             Exhibit 10.2 to the Registrant's Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No. 0-14183).

    10.3   Amendment dated November 7, 1996 to Credit Agreement dated as of January 18, 1995, the Company and Norwest Bank Montana, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30,
             1996, File No. 0-14183).

    10.4   Second Amendment, dated April 14, 1997, to Credit Agreement dated as of January 18, 1995, by and between the Company and Norwest Bank Montana, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-QA for the fiscal quarter ended
             March 31, 1997, File No. 0-14183).

    10.5   Promissory Note, dated April 14, 1997, issued to Norwest Bank Montana, National Association
             (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-QA
             for the fiscal quarter ended March 31, 1997, File No. 0-14183).

    10.6   Credit Agreement dated as of February 12, 1997, by and between the Company and First Bank
             Montana, National Association (incorporated by reference to Exhibit 10.5 to the Registrant's
             Annual Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No.
             0-14183).

    10.7   Delivered Gas Purchase Contract dated February 23, 1977, as amended by that Letter Amendment
             Amending Gas Purchase Contract dated March 9, 1982; that Amendment to Delivered Gas Purchase
             Contract applicable as of March 20, 1986; that Letter Agreement dated December 18, 1986; that
             Letter Agreement dated April 12, 1988; that Letter Agreement dated April 28, 1992; that Letter
             Agreement dated March 14, 1996; that Letter Agreement dated April 15, 1996; a second Letter
             Agreement dated April 15, 1996; that Letter dated February 18, 1997; and that Letter dated
             April 1, 1997, transmitting a Notice of Assignment effective February 26, 1993 (previously filed).

                                                                                                               PAGE NO.
                                                                                                              -----------
    10.8   Delivered Gas Purchase Contract dated December 1, 1985, as amended by that Letter Agreement dated
             July 1, 1986; that Letter Agreement dated November 19, 1987; that Letter Agreement dated
             December 1, 1988; that Letter Agreement dated July 30, 1992; that Assignment, Conveyance and
             Bill of Sale effective as of January 1, 1993; that Letter Agreement dated March 8, 1993; that
             Letter Agreement dated October 21, 1993; that Letter Agreement dated October 18, 1994; that
             Letter Agreement dated January 30, 1995; that Letter Agreement dated August 30, 1995; that
             Letter Agreement dated October 3, 1995; that Letter Agreement dated October 31, 1995; that
             Letter Agreement dated December 21, 1995; that Letter Agreement dated April 25, 1996; that
             Letter Agreement dated January 29, 1997; and that Letter dated April 11, 1997 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-KA Amendment 2 for the
             fiscal year ended June 30, 1996, File No. 0-14183).

    10.9   Natural Gas Sale and Purchase Agreement dated July 20, 1992 between Shell Canada Limited and the
             Company, as amended by that Letter Agreement dated August 23, 1993; that Amending Agreement effective as of November 1, 1994; and that Schedule A Incorporated Into and Forming a Part of
             That Natural Gas Sale and Purchase Agreement, effective as of November 1, 1996 (previously filed).

    10.10  Employee Stock Ownership Plan Trust Agreement (incorporated by reference to Exhibit 10.2 to
             Registrant's Registration Statement on Form S-1, File No. 33-1672).

    10.11  1992 Stock Option Plan (previously filed).

    10.12  Form of Incentive Stock Option under the 1992 Stock Option Plan (previously filed).

    10.13  Management Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Annual
             Report on Form 10-KA Amendment 2 for the fiscal year ended June 30, 1996, File No. 0-14183).

    23.1   Consent of John C. Allen (included in his opinion filed as Exhibit 5.1).

    23.2   Consent of Ernst & Young LLP (filed herewith)....................................................

    24.1   Powers of Attorney (included on signature page).

    25.1   Statement of Eligibility and Qualification of Norwest Bank Minnesota, National Association on
             Form T-1 (previously filed).